UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                            TEDA TRAVEL INCORPORATED

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share

                         (Title of Class of Securities)

                                   87889Q 105
                                 (CUSIP Number)

                              William P. Danielczyk
                         30 Burton Hills Blvd. Suite 210
                               Nashville, TN 37215
________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 19, 2005
             _______________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 87889Q 105
________________________________________________________________________________

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William P. Danielczyk
________________________________________________________________________________

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 (a) [ ]
                 (b) [X]
________________________________________________________________________________

3        SEC USE ONLY

________________________________________________________________________________

4        SOURCE OF FUNDS*
         OO
________________________________________________________________________________


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
________________________________________________________________________________

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
________________________________________________________________________________



NUMBER OF            7   SOLE VOTING POWER
SHARES
BENEFICIALLY             3,545,154 (1)
OWNED BY         ___________________________________________________________
EACH                 8   SHARED VOTING POWER
REPORTING
PERSON WITH              1,772,577 (2)
                 ___________________________________________________________
                     9   SOLE DISPOSITIVE POWER

                         3,545,154 (1)
                 ___________________________________________________________

                     10  SHARED DISPOSITIVE POWER

                         1,772,577 (2)
                 ___________________________________________________________

(1) 1,772,577 of these shares are held by WPDL, LLC, of which Mr. Danielczyk is the sole and managing member.
________________________________________________________________________________

(2) These shares are held by BLZ, LLC, of which Mr. Danielczyk is a majority owner. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of this Schedule 13D.


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,317,731
________________________________________________________________________________

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [ ]
________________________________________________________________________________

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.9%
________________________________________________________________________________

14       TYPE OF REPORTING PERSON*

         IN
________________________________________________________________________________

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87889Q 105
________________________________________________________________________________

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WPDL, LLC
________________________________________________________________________________

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 (a) [ ]
                 (c) [X]
________________________________________________________________________________

3        SEC USE ONLY
________________________________________________________________________________

4        SOURCE OF FUNDS*
         OO
________________________________________________________________________________


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
________________________________________________________________________________

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Tennessee
________________________________________________________________________________



NUMBER OF            7   SOLE VOTING POWER
SHARES
BENEFICIALLY             1,772,577 (1)
OWNED BY         ___________________________________________________________
EACH                 8   SHARED VOTING POWER
REPORTING
PERSON WITH              -
                 ___________________________________________________________
                     9    SOLE DISPOSITIVE POWER

                         1,772,577  (1)
                 ___________________________________________________________

                     10  SHARED DISPOSITIVE POWER

                         -
                 ___________________________________________________________

(1) William P. Danielczyk, as sole and managing member of WPDL, LLC, has the power to direct the voting and disposition of shares held by WPDL, LLC.
________________________________________________________________________________

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,772,577
________________________________________________________________________________

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [ ]
________________________________________________________________________________

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.0%
________________________________________________________________________________

14       TYPE OF REPORTING PERSON*

         OO
________________________________________________________________________________

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87889Q 105
________________________________________________________________________________

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BLZ, LLC
________________________________________________________________________________

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 (a) [ ]
                 (d) [X]
________________________________________________________________________________

3        SEC USE ONLY

________________________________________________________________________________

4        SOURCE OF FUNDS*
         OO
________________________________________________________________________________


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

________________________________________________________________________________

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Tennessee
________________________________________________________________________________



NUMBER OF            7   SOLE VOTING POWER
SHARES
BENEFICIALLY             1,772,577 (1)
OWNED BY         ___________________________________________________________
EACH                 8   SHARED VOTING POWER
REPORTING
PERSON WITH              -
                 ___________________________________________________________
                     9   SOLE DISPOSITIVE POWER

                         1,772,577  (1)
                 ___________________________________________________________

                     12  SHARED DISPOSITIVE POWER

                         -
                 ___________________________________________________________

(1) William P. Danielczyk is a majority member of BLZ, LLC, and in his capacity as such he may be deemed to have voting and dispositive power with respect to the shares held by BLZ, LLC. Mr. Danielczyk disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of this Schedule 13D.
________________________________________________________________________________

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,772,577
________________________________________________________________________________


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [   ]
________________________________________________________________________________

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.0%
________________________________________________________________________________

14       TYPE OF REPORTING PERSON*

         OO
________________________________________________________________________________

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $0.001 per share ("Common Stock"), of Teda Travel Incorporated, a Florida corporation (the "Company"). The address of the Company's principal executive office is 30 Burton Hills Blvd. Suite 210, Nashville, TN 37215.

Item 2. Identity and Background.

     (a) This Schedule 13D is being filed on behalf of William P. Danielczyk, WPDL, LLC (of which Mr. Danielczyk is the sole and managing member), and BLZ, LLC (of which Mr. Kane is a majority owner). The persons named in this paragraph are sometimes referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

     (b) Business address: 30 Burton Hills Blvd. Suite 210, Nashville, TN 37215

     (c) Mr. Danielczyk is presently the Chairman of the Board of Directors of the Company, whose principal executive office is 30 Burton Hills Blvd. Suite 210, Nashville, TN 37215.

     (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Danielczyk is a United States citizen. WPDL, LLC and BLZ, LLC are each limited liability companies formed under the laws of the State of Tennessee.

Item 3. Source and Amount of Funds and Other Consideration.

     On August 19, 2005, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") by and among the Company, Teda FractionAir Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of the Company ("Merger Subsidiary"), and FractionAir, Inc., a Delaware corporation ("FractionAir"). Under the Merger Agreement (i) Merger Subsidiary merged with and into FractionAir such that FractionAir became a wholly-owned subsidiary of the Company, and (ii) the Company issued 57,750,000 shares of its common stock to the former shareholders of FractionAir.

     Prior to the Merger, FractionAir had a total of 48,869,539 shares of its common stock issued and outstanding, and warrants for the purchase of up to 4,500,000 shares of its common stock at an exercise price of $1.00 per share. As a result of the Merger, the shares of common stock of FractionAir were converted into an aggregate of 57,750,000 shares of common stock of the Company, or
1.181718 shares of Company common stock for each share of FractionAir common stock ("Conversion Ratio"). In addition, the Warrants of FractionAir were converted into warrants of like tenor for the purchase of a number of shares of Company common stock equal to the number of FractionAir shares under the Warrants multiplied by the Conversion Ratio, or approximately 5,317,731 shares of Company common stock.

     In the Merger, the Company issued 5,317,731 shares of common stock to the Reporting Persons in exchange for the transfer and assignment to the Company of an aggregate of 4,500,000 shares of FractionAir. A copy of the Merger Agreement is attached hereto as an exhibit.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the shares as former holders of FractionAir common stock pursuant to the Merger. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

     Prior to the Merger, Mr. Danielczyk was the Chairman of the Board of Directors of FractionAir, and by virtue of and in connection with the Merger, became the Chairman of the Board of Directors of the Company.

     In his capacity as Chairman of the Board of Directors of the Company, Mr. Danielczyk may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

     (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

     (b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

     (c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information provided in Item 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships.

Item 7. Materials to be Filed as Exhibits.

     (1)  Joint Filing Agreement attached hereto as Exhibit A.

     (2) Agreement and Plan of Merger dated August 18, 2005 by and among the Company, Teda FractionAir Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of the Company, and FractionAir, Inc., a Delaware corporation.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:   August 29, 2005



                                        WPDL, LLC


                                        By:  /s/ William P. Danielczyk
                                        -------------------------------------
                                                 William P. Danielczyk

                                        Its:  Managing Member




                                        BLZ, LLC


                                        By:  /s/ William P. Danielczyk
                                        -------------------------------------
                                                 William P. Danielczyk

                                        Its:  Member




                                        /s/ William P. Danielczyk
                                        ---------------------------
                                            William P. Danielczyk

                                    EXHIBIT A

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)


     The  undersigned  acknowledge  and agree that the  foregoing  statement  of
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  August 29, 2005



                                        WPDL, LLC


                                        By:  /s/ William P. Danielczyk
                                        -------------------------------------
                                                 William P. Danielczyk

                                        Its:  Managing Member




                                        BLZ, LLC


                                        By:  /s/ William P. Danielczyk
                                        -------------------------------------
                                                 William P. Danielczyk

                                        Its:  Member




                                        /s/ William P. Danielczyk
                                        ---------------------------
                                            William P. Danielczyk